UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38789

KLDiscovery Inc.

(Exact name of registrant as specified in its charter)

9023 Columbine Road

Eden Prairie, MN 55347

(703) 288-3380

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

Redeemable warrants, exercisable for shares of Class A

common stock at an exercise price of $11.50 per share

Units, each consisting of one share of Class A common stock (“Warrants”)

and one redeemable warrant (“Units”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 77 holders of record of Class A common stock, 5 holders of record of Warrants and 0 holders of record of Units

Pursuant to the requirements of the Securities Exchange Act of 1934 KLDiscovery Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 3, 2024	By:	/s/ Dawn Wilson
	Name:	Dawn Wilson
	Title:	Chief Financial Officer